

July 17, 2014

Via E-mail
Mr. Steven Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
460 Park Avenue, 17th Floor
New York, New York 10022

      RE: Intellicell Biosciences, Inc.
                Item 4.01 Form 8-K
                Filed July 15, 2014
                File No. 0-54729

Dear Mr. Victor:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. You indicated that during the period July 1, 2011 and through July 3, 2014, there were no disagreements between you and Rosen Seymour Shapss Martin & Company, LLP. Please amend your filing to state, if true, that in connection with the audit of your financial statements for the fiscal years ended December 31, 2013 and 2012, and in the subsequent interim period through the date of the dismissal of the former accountant, there were no disagreements with Rosen Seymour Shapss Martin & Company, LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Describe each such disagreement as applicable in accordance with Item 304(a)(1)(iv) of Regulation S-K.

2. You indicate that the report of Rosen Seymour Shapss Martin & Company, LLP on your financial statements as of and for the year ended December 31, 2013 did not contain an adverse opinion or disclaimer of opinion. Given that Rosen Seymour Shapss Martin &

Company, LLP audited your financial statements for fiscal 2013 and 2012, please amend your filing to state that "the reports of Rosen Seymour Shapss Martin & Company, LLP as of and for the years ended December 31, 2013 and 2012 did not contain an adverse opinion or disclaimer of opinion. Please also confirm and disclose whether or not going concern language was included in the opinion.

3. Please amend your filing to specify whether, during your last two fiscal years and through the date of engagement (July 1, 2014), you consulted Rosenberg Rich Baker Berman & Company regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3733 with any questions.

Sincerely,

/s/ Ernest Greene

Ernest Greene
Staff Accountant